

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2011

Christopher Dunleavy
Chief Financial Officer
USMD Holdings, Inc.
6333 North State Highway 161, Suite 200
Irving, Texas 75038

> **Re:** **USMD Holdings, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-4**
> **Filed March 10, 2011**
> **File No. 333-171386**

Dear Mr. Dunleavy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis

Pro Forma Financial Data for Holdings, page 128

1. Please refer to the last sentence in the first paragraph on page 128. Pro forma adjustments to the income statement should not include any nonrecurring adjustments pursuant to Article 11 of Regulation S-X, though those adjustments may be appropriate for the balance sheet if they are directly attributable to the transaction. Please clarify in the filing that the reference to nonrecurring relates to information in the historical financial statements or revised the pro forma adjustments accordingly.

<u>USMD Condensed Consolidated Balance Sheet for the nine months ended September 30, 2010, page F-30</u>

2. We acknowledge your response to comment 15. We understand from your prior response that the goodwill relates solely to when USMD acquired the USMD Hospital Division and is not attributable to the two hospitals being managed by the Division. Please tell us who USMD acquired the USMD Hospital Division from and what type of operations the Division had prior to your acquisition. Additionally, please tell us if USMD's equity interest in the two hospitals being managed came as a result of its purchase of the USMD Hospital Division or from a separate transaction where USMD or the Division purchased equity interest in the two hospitals subsequent to the acquisition of the Division.

You may contact Christine Allen at (202) 551-3652 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Dan Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Bruce H. Hallett
    Hallett & Perrin
    2001 Bryan Street, Suite 3900
    Dallas, Texas 75201